Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu
Investor Relations
51job, Inc.
+(86-21) 6879-6250
ir@51job.com

51job, Inc. Announces Board Change

SHANGHAI, China, October 9, 2012 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today the appointment of Kazumasa Watanabe to the Company’s board of directors. Mr. Watanabe replaces resigning director Hisayuki Idekoba, effective immediately.

Kazumasa Watanabe is a senior executive in the global headquarters of Recruit Holdings Co., Ltd., an affiliate of one of the Company’s principal shareholders. Since joining Recruit in 1991, Mr. Watanabe has been primarily involved in the growth and expansion of Recruit’s HR company and the online recruiting business. Starting his career as a sales representative, Mr. Watanabe became head of product in 1999 and then an editor-in-chief. In 2004, he assumed the role of division officer and has since held many senior positions throughout Recruit’s HR company responsible for new product and business development. Mr. Watanabe received his Bachelor degree in Commerce from Nagoya University in 1991.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.